U
NITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for April, 2018
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.d
Enclosures:
JOINT ANNOUNCEMENT REGARDING THE CLOSING OF PERIOD DURING WHICH
FREE SHARE ALLOCATION MAY BE REJECTED

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol")
Sasol Inzalo Public (RF) Limited
(Incorporated in the Republic of South Africa)
(Registration number 2007/030646/06)
Sasol Inzalo Public Ordinary Share code: JSE: SIPBEE
Sasol Inzalo Public Ordinary ISIN: ZAE000210050
("Sasol Inzalo Public")
Sasol Khanyisa Public (RF) Limited
(Incorporated in the Republic of South Africa)
(Registration number 2017/663901/06)
("Sasol Khanyisa Public")
JOINT ANNOUNCEMENT REGARDING THE CLOSING OF THE PERIOD DURING WHICH THE FREE
SHARE ALLOCATION MAY BE REJECTED
1. We refer to the joint SENS announcement published on 6 April 2018 relating to the free share allocation as more fully described therein.
2. From 12:00 today, Friday, 11 May 2018 SOLBE1 shareholders and SIPBEE shareholders to whom the relevant free share allocation letters have been sent may no longer reject the free share allocation in the manner set out in such letters.
Sandton
11 May 2018
Sponsor
Deutsche Securities (SA) Proprietary Limited
Sole Financial Advisor
Rothschild (South Africa) Proprietary Limited
Joint South African Legal Advisors
Edward Nathan Sonnenbergs Inc
Poswa Inc
US Legal Advisors
Shearman & Sterling

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 11 May 2018 By: /s/ V D Kahla
Name: Vuyo Dominic Kahla
Title: Company
Secretary